Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

April 24, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin
Ms. Mengyao Lu
Ms. Christine Dietz

Re:	Appian Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 30, 2017
CIK No. 0001441683

Ladies and Gentlemen:

On behalf of our client, Appian Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 11, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended DRS”). In response to the Comments set forth in the Comment Letter, the Company has revised the Amended DRS and is confidentially submitting via EDGAR a revised draft (the “Second Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Second Amended DRS and a copy marked to show all changes from the Amended DRS confidentially submitted on March 30, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Second Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Second Amended DRS.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 10

1.	Revise you calculation of pro forma net loss per share attributable to common stockholders here and throughout the filing to add back interest expense, net of tax to the numerator. In this regard, it appears that you currently reflect the pro forma effect of the debt repayment only in the denominator.

April 24, 2017

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 56, F-9 and F-27 of the Second Amended DRS.

Risk Factors

Risk Related to Our Class A Common Stock and This Offering, page 38

2.	Your response to prior comment 7 indicates that you do not intend to rely on any corporate governance exemptions available for controlled companies. Given that you could decide to use the exemptions available to you as a controlled company, disclosure regarding your controlled company status and the related risks appears appropriate. Please revise.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Second Amended DRS.

Use of Proceeds, page 47

3.	Please revise here and throughout the filing to restore your original disclosures regarding the payment of the dividend from the proceeds of the offering. Considering the circumstances which led to the dividend, the timing of the dividend and your lack of earnings, it would appear that the dividend will be paid from the offering proceeds. Refer to Staff Accounting Bulletin No. 98, Section 1.B.3.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 11, 41, 47, 49 and 52 of the Second Amended DRS.

Selected Consolidated Financial Data, page 55

4.	Considering the significant impact the various transactions will have on your balance sheet it would appear that disclosing the pro forma and pro forma, as adjusted balance sheet information would enhance an investors understanding of your expected financial condition. Please revise. Refer to Instruction 2 to Item 301 of Regulation S-K.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Second Amended DRS.

April 24, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Number of Customers, page 59

5.	We note your revised disclosure in response to prior comment 9. Please clarify the difference between your total customer count and the number of customers with active software subscription agreements. In this regard, it is unclear whether you have customers without an active software subscription agreement.

Response to Comment 5

In response to the Staff’s comment, the Company has expanded the disclosure on page 59 of the Second Amended DRS.

Customer Cohort Analysis, page 61

6.	Please include your response to prior comment 13 in the filing to clarify why monthly subscription revenue for January is used for the cohort analysis. Further, please explain why you use December 31 as a measurement date to compare the 2013 cohort’s annual subscription revenue if you use January’s monthly subscription revenue to calculate the cohort’s annualized subscription revenue.

Response to Comment 6

In response to the Staff’s comment, the Company has expanded the disclosure on page 61 of the Second Amended DRS to clarify why monthly subscription revenue for January is used for the cohort analysis. The Company respectfully submits that if it were to base the cohort analysis on December revenue, growth in subsequent periods may appear inflated because December revenue in the initial period represented only a partial month of revenue. The Company advises the Staff that the cohort analysis is for the calendar year ended December 31 based on January monthly subscription revenue and has revised the disclosure on page 61 of the Second Amended DRS accordingly.

Key Components of Results of Operations

Revenue

Professional Services, page 62

7.	Your revised disclosure provided in response to prior comment 14 states that your strategic partners perform professional services, thereby increasing your software subscription revenues without any change to your professional services revenues. However, you also state that as you expand the network of strategic partners, you expect your professional services revenue to decline as a percentage of total revenue over time. It appears that these two statements are inconsistent. Please revise, or advise.

April 24, 2017

Response to Comment 7

In response to the Staff’s comment, the Company has expanded the disclosure on page 62 of the Second Amended DRS.

Quarterly Results of Operations

Backlog, page 71

8.	Revise to disclose the portion of backlog that is not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response to Comment 8

In response to the Staff’s comment, the Company has expanded the disclosure on page 71 of the Second Amended DRS.

Business, page 85

9.	As discussed in your response to prior comment 18, please disclose that your agreements with strategic partners have indefinite terms but may be terminated for convenience by either party with written notice. To the extent material, disclose the obligations of the company and your strategic partners under those agreements.

Response to Comment 9

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Second Amended DRS. The Company further advises the Staff that it does not believe that any of the other terms of its agreements with its strategic partners are material to investors.

Part II - Information Note Required in Prospectus

Item 16. Exhibits and Financial Statements Schedules, page II-3

Exhibit 99.1

10.	The consent from Forrester Research Inc. references a registration statement filed by Morgan Stanley rather than by Appian Corporation. We also note that the quotations included in the consent do not reflect the disclosure included in the registration statement. Please revise the consent accordingly. Lastly, we refer to clauses (2), (4) and (6) of the consent, which appear to disclaim liability for the Forrester Information. Please note that statements that limit liability are not appropriate.

April 24, 2017

Response to Comment 10

In response to the Staff’s comment, the Company has filed a revised consent from Forrester Research Inc. as Exhibit 99.1 to the Second Amended DRS.

Exhibit 99.2

11.	The quotations included in the schedule to Exhibit 99.2 do not reflect the disclosure included in the registration statement. Please revise the consent accordingly.

Response to Comment 11

In response to the Staff’s comment, the Company has filed a revised consent from LTM Research as Exhibit 99.2 to the Second Amended DRS.

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Please direct any questions or comments concerning the Second Amended DRS or this response letter to either Nicole Brookshire at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire
Nicole Brookshire

cc:	Matthew Calkins, Appian Corporation

Mark Lynch, Appian Corporation

Christopher Winters, Appian Corporation

Eric Jensen, Cooley LLP

Brian F. Leaf, Cooley LLP

Richard Segal, Cooley LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, Professional Corporation